UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           LITTLE SWITZERLAND, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 537528101
                ----------------------------------------------
                                (CUSIP Number)

                               Mr. Mark B. Bakar
                            ValueVest Partners L.P.
                               1 Sansome Street
                                  39th Floor
                           San Francisco, CA  94104
                                (415) 288-2460
-------------------------------------------------------------------------------
(Name,  Address,  Telephone  Number of Person Authorized to Receive
Notices and Communications)

                                APRIL 25, 1997
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PAGE

                                       SCHEDULE 13D


CUSIP NO.  537528101                                          PAGE 2 OF 8 PAGES


       1        NAME OF REPORTING PERSON;  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                ValueVest Partners L.P.

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  <checked-box>
                                                                               (B)  <square>
       3        SEC USE ONLY

       4        SOURCE OF FUNDS*
                OO

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) <square>

       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Organized as a limited partnership in California

                          7       SOLE VOTING POWER   395,300 common shares


        NUMBER OF
         SHARES           8       SHARED VOTING POWER  0
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON           9       SOLE DISPOSITIVE POWER   395,300 common shares
          WITH


                          10      SHARED DISPOSITIVE POWER   0

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                395,300 common shares

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    NO   <square>

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    4.67%

      14        TYPE OF REPORTING PERSON*     PN

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                                       SCHEDULE 13D



CUSIP NO.  537528101                                   PAGE 3 OF 8 PAGES


       1        NAME OF REPORTING PERSON;  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Donald L. Sturm

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  <checked-box>
                                                                               (B)  <square>
       3        SEC USE ONLY

       4        SOURCE OF FUNDS*
                PF

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) <square>

       6        CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                          7       SOLE VOTING POWER    442,100 common shares

        NUMBER OF
         SHARES           8       SHARED VOTING POWER    0
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
         PERSON           9       SOLE DISPOSITIVE POWER    442,100 common shares
          WITH

                          10      SHARED DISPOSITIVE POWER    0

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                442,100 common shares

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  NO <square>

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.22%

      14        TYPE OF REPORTING PERSON*  IN

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

ITEM 1. SECURITY AND ISSUER
---------------------------

Common Stock

Little Switzerland, Inc. (the "Issuer")
161-B Crown Bay Cruise Ship Port
St. Thomas, U.S.V.I.  00802


ITEM 2. IDENTITY AND BACKGROUND
-------------------------------


(a)   Name:                          ValueVest Partners L.P.("ValueVest")
(b)   Place of Organization:         California
(c)   Principal Business:            Investment Fund
(d)   Address of Principal Business: 1 Sansome Street
                                     39th Floor
                                     San Francisco, California 94104
(e)   Address of Principal Office:   1 Sansome Street
                                     39th Floor
                                     San Francisco, California 94104
(f)   Criminal Convictions:          None
(g)   Civil Proceedings under any
      Securities Laws:               None


(a)   Name:                          Donald L. Sturm ("Sturm")
(b)   Citizenship:                   United States
(c)   Principal Occupation:          Investor
(d)   Address of Principal Business: 3033 East First Avenue
                                     Suite 200
                                     Denver, Colorado  80206
(e)   Address of Principal Office:   3033 East First Avenue
                                     Suite 200
                                     Denver, Colorado  80206
(f)   Criminal Convictions:          None
(g)   Civil Proceedings under any
      Securities Laws:               None



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Between  January  8  and  May  2,  1997, ValueVest purchased a total of 395,300
common shares for a total of $1,966,634.00.   The  funds  for the purchase came
from ValueVest's equity capital.

Between  March  5  and May 2, 1997, Sturm purchased a total of 442,100  common
shares for a total of  $2,173,557.74.   The  funds  for  the purchase came from
Sturm's personal funds.


ITEM 4. PURPOSE OF TRANSACTION
------------------------------

ValueVest and Sturm have determined to make a significant equity investment in the Issuer with a view to possibly seeking to acquire the Issuer. ValueVest and Sturm have informed the president of the Issuer of their interest in acquiring the Issuer and have discussed that intention
with one of the directors  of  the Issuer.   A  representative  of ValueVest
and Sturm also had a conversation with an investment banker who said he was speaking on behalf of the Issuer about the possibility that ValueVest and Sturm might be interested in acquiring the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

(a) As of May 2, 1997, ValueVest is the record and beneficial owner of 395,300 common shares, representing a 4.67% interest in the Issuer, and Sturm is the record and beneficial owner of 442,100 common shares, representing a 5.22% interest in the Issuer.

(c) During the past sixty days, ValueVest and Sturm have made purchases of the common stock of the Issuer on the open market through Southeast
      Research  Partners,  Inc.   Details  regarding  these  transactions  are
      included in the trading history attached as Exhibit 7.2.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS  OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------

ValueVest and Sturm are acting as a group for the purpose of acquiring and holding the common stock of the Issuer.

There exists an Agreement of Joint Filing (attached as Exhibit 7.1) between ValueVest and Sturm with respect to the filing of this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Exhibit 7.1 - Agreement of Joint Filing
Exhibit 7.2 - Trading History

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                          Date:  May 5, 1997

                                          VALUEVEST PARTNERS L.P.


                                          By: ValueVest Management Company, LLC
                                              its General Partner

                                              By:/s/ Mark B. Bakar

                                              -------------------------------
                                              Name: Mark B. Bakar
                                              Title: President



                                              /s/ Donald L. Sturm

                                              ---------------------------------
                                              Donald L. Sturm


PAGE

                                 EXHIBIT 7.1


                           AGREEMENT OF JOINT FILING
                           -------------------------



          ValueVest Partners L.P. and Donald L. Sturm hereby agree that the

Statement  on  Schedule  13D  to which this agreement  is  attached  as  an exhibit, as well as all future amendments to such Statement, shall be filed

jointly on behalf of each of them.   This  agreement is intended to satisfy

the requirements of Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of

1934, as amended.


                                   Date:  May 5, 1997


                                   VALUEVEST PARTNERS L.P.

                                   By:  ValueVest Management Company, LLC
                                        its General Partner

                                        By:/s/ Mark B. Bakar
                                           ------------------------
                                        Name: Mark B. Bakar
                                        Title: President



                                   /s/ Donald L. Sturm

                                   ------------------------------------
                                   Donald L. Sturm


PAGE

                            EXHIBIT 7.2

                          TRADING HISTORY




          ACCOUNT ALLOCATIONS

          -------------------

TRADE DATE    SETT. DATE    B/S      QUANTITY      PRICE       NET $        VALUEVEST      STURM
  3/5/97        3/10/97     Buy        24,000       4.8125    115,500.00                  24,000

  3/7/97        3/12/97     Buy        66,000       4.8277    318,628.20                  66,000

  3/12/97       3/17/97     Buy        35,000       4.826     168,910.00                  35,000

  3/18/97       3/21/97     Buy        70,200       4.8125    337,837.50                  70,200

  3/27/97       4/2/97      Sell      -50,000       4.5      -224,967.50     -50,000

  4/25/97       4/30/97     Buy       121,000       4.875     589,900.00      60,500      60,500

  4/28/97       5/1/97      Buy        40,000       4.8906    195,649.00      20,000      20,000

  4/29/97       5/2/97      Buy       220,000       4.9517  1,089,399.00     110,000     110,000

  4/30/97       5/5/97      Buy        50,000       4.875     243,775.00      50,000

  4/30/97       5/5/97      Buy        47,000       5.2374    246,157.80                  47,000

  5/2/97        5/7/97      Buy         9,400       5.2221     49,087.74                   9,400
